San West, Inc.

10350 Mission Gorge Road

Santee, California 92071

May 27, 2010

Ms. Julie F. Rizzo

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:

San West, Inc., Registration Statement on Form S-1, Filed April 28, 2010; File No. 333-166337

Dear Ms. Rizzo:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated May 25, 2010 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Prospectus Summary, Page 1

1.

Please revise to disclose the February 4, 2010 transaction with Gemini Master Fund, Ltd.

Response:

We have added a discussion of the Gemini transaction beginning on Page 1 of the amended registration statement and reading as follows:

Gemini Master Fund, Ltd. Financing

On February 4, 2010, we issued to Gemini Master Fund, Ltd. our convertible note in the original principal amount of $150,000.00.  The maturity date of the note is February 1, 2011 (the “Maturity Date”) or such earlier date as the note is required or permitted to be repaid as provided thereunder, and to pay accrued and unpaid interest to Gemini on the aggregate unconverted and then outstanding principal amount of the note in accordance with the provisions of the note.

In the note, the following terms shall have the following meanings:

•

“Conversion Shares” means, collectively, the shares of our common stock issued or issuable upon conversion or redemption of the note in accordance with the terms thereof, including without limitation shares of our common stock issued or issuable as interest thereunder or as damages under the Transaction Documents.

•

“Mandatory Default Amount” means the sum of (i) the greater of (A) 150% of the outstanding principal amount of the note, plus 100% of accrued and unpaid interest hereon, or (B) the outstanding principal amount of the note, plus all accrued and unpaid interest hereon, divided by the Conversion Price on the date the Mandatory Default Amount is either (a) demanded (if demand or notice is required to create an Event of Default) or otherwise due or (b) paid in full, whichever has a lower price, multiplied by the VWAP on the date the Mandatory Default Amount is either (x) demanded or otherwise due or (y) paid in full, whichever has a higher VWAP, and (ii) all other amounts, costs, expenses and liquidated damages due in respect of the note.

•

“Original Issue Date” means the date of the issuance of the note, regardless of any transfers of any Note and regardless of the number of instruments which may be issued to evidence the note.

•

“Purchase Agreement” means the Securities Purchase Agreement pursuant to which the note was issued, dated on or about the date thereof.

Interest on the note shall accrue daily on the outstanding principal amount of the note at a rate per annum equal to 10%.  On the Maturity Date, San West shall pay to Gemini all accrued but unpaid interest thereunder.  Interest shall be calculated on the basis of a 360-day year and actual days elapsed and shall accrue daily commencing on the Original Issue Date until payment in full of the outstanding principal, together with all accrued and unpaid interest, liquidated damages and other amounts which may become due thereunder, has been made.

All overdue accrued and unpaid amounts to be paid thereunder shall entail a late fee at an interest rate equal to the lesser of 24% per annum or the maximum rate permitted by applicable law (“Late Fees”) which shall accrue daily from the date such amount is due thereunder through and including the date of actual payment in full.

At any time after the Original Issue Date until the note is no longer outstanding, the note shall be convertible, in whole or in part, into shares of our common stock at the option of Gemini, at any time and from time to time (subject to the conversion limitations set forth in Section 4(c) of the note).

The conversion price shall be equal to lesser of (i) $0.04 and (ii) 80% of the lowest Closing Bid Price of San West’s common stock during the 10 Trading Days immediately preceding the applicable Conversion Date, subject in each case to adjustment herein (the “Conversion Price”).

Notwithstanding anything to the contrary contained in the note, San West shall not effect any conversion of the note, and Gemini shall not have the right to convert any portion of the note (or otherwise acquire Conversion Shares with respect to the note), to the extent that after giving effect to the issuance of our common stock upon such conversion (or other issuance), Gemini would beneficially own in excess of the Maximum Ownership Percentage of the number of shares of the our common stock outstanding immediately after giving effect to the issuance of shares of our common stock upon such conversion (including for such purpose the shares of our common stock issuable upon such conversion or issuance) (“Beneficial Ownership Limitation”).  For purposes of calculating the Beneficial Ownership Limitation, the number of shares of our common stock beneficially owned by Gemini shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder (including without limitation Regulation 13D-G), provided, however, that such beneficial ownership shall exclude any shares of our common stock issuable upon conversion, exchange or exercise of (or purchase of our common stock under) any Convertible Securities or Options outstanding at the time of determination and beneficially owned by Gemini which contain a limitation on conversion, exchange, exercise or purchase analogous to the Beneficial Ownership Limitation contained herein.

To the extent that the Beneficial Ownership Limitation contained in the note applies, the determination of whether and to what extent the note is convertible (vis-à-vis other Convertible Securities or Options, including without limitation other notes, beneficially owned by Gemini) shall be on the basis of first submission to San West for conversion, exchange, exercise or purchase, as the case may be, or as otherwise determined in the sole discretion of Gemini, and the submission of a Notice of Conversion shall be deemed to be Gemini’s determination of whether and to what extent the note is convertible (vis-à-vis such other Convertible Securities or Options), in each case subject to the Beneficial Ownership Limitation.

In determining the number of outstanding shares of our common stock for purposes of calculating the Beneficial Ownership Limitation, Gemini may rely on the number of outstanding shares of our common stock as reflected in (i) San West’s most recent Periodic Report containing such information, (ii) a more recent public announcement by San West, or (iii) any other notice or disclosure by San West or San West’s Transfer Agent setting forth the number of shares of our common stock outstanding, and Gemini may rely on knowledge it may have concerning any shares of our common stock issued which are not reflected in the preceding clauses (i) through (iii) (e.g., issuances to Gemini upon a prior note conversion since the date as of which such number of outstanding shares of our common stock was reported).

By written notice to San West, Gemini may at any time and from time to time increase or decrease the Maximum Ownership Percentage to any other percentage specified in such notice (or specify that the Beneficial Ownership Limitation shall no longer be applicable), provided, however, that (A) any such increase (or inapplicability) shall not be effective until the sixty-first (61st) day after such notice is delivered to San West, (B) any such increase or decrease shall apply only to Gemini and not to any other holder of notes, and (C) the Maximum Ownership Percentage shall not be less than 4.9%.  The provisions of Section 4(c) of the note shall be construed and implemented in a manner otherwise than in strict conformity with the terms of Section 4(c) of the note to correct this provision (or any portion thereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation.  The Beneficial Ownership Limitation contained in this Section shall apply to a successor Holder of the note.  If at any time the Beneficial Ownership Limitation makes the note unconvertible in whole or in part, San West shall not by reason thereof be relieved of its obligation to issue shares of our common stock at any time or from time to time thereafter upon conversion of the note as and when shares of our common stock may be issued in compliance with such limitation.

If San West, at any time while the note is outstanding:  (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of our common stock on shares of our common stock or any Convertible Securities or Options (which, for avoidance of doubt, shall not include any shares of our common stock issued by San West upon conversion of, or payment of interest on, the note); (B) subdivides outstanding shares of our common stock into a larger number of shares; (C) combines (including by way of a reverse stock split) outstanding shares of our common stock into a smaller number of shares; or (D) issues, in the event of a reclassification of shares of the our common stock, any shares of capital stock of San West, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of our common stock (excluding any treasury shares of San West) outstanding immediately before such event and of which the denominator shall be the number of shares of our common stock outstanding immediately after such event.  Any adjustment made pursuant to this section of the note shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

The Conversion Price is subject to Full Ratchet Anti-Dilution Adjustment.

If San West, at any time while the note is outstanding, shall issue rights, options or warrants to all holders of our common stock (and not to Gemini) entitling them to subscribe for or purchase shares of our common stock at a price per share that is lower than the VWAP on the record date referenced below, then the Conversion Price shall be multiplied by a fraction of which the denominator shall be the number of shares of the our common stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of our common stock offered for subscription or purchase, and of which the numerator shall be the number of shares of the our common stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares issued (assuming delivery to San West in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such VWAP.  Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

If San West, at any time while the note is outstanding, distributes to all holders of our common stock (and not to Gemini in their capacity as holders of the note) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security (other than the our common stock, which shall be subject to Section 5(b) of the note), then in each such case the Conversion Price shall be adjusted by multiplying such Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to 1 outstanding share of the our common stock as determined by our board of directors in good faith.  In either case the adjustments shall be described in a statement delivered to Gemini describing the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of our common stock.  Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

If, at any time while the note is outstanding, San West effects or there otherwise occurs a Fundamental Transaction, then, upon any subsequent conversion of the note, Gemini shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of 1 share of our common stock (the “Alternate Consideration”).  For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of our common stock in such Fundamental Transaction, and San West shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.

If holders of our common stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then Gemini shall be given the same choice as to the Alternate Consideration it receives upon any conversion of the note following such Fundamental Transaction.  To the extent necessary to effectuate the foregoing provisions, any successor to San West or surviving entity in such Fundamental Transaction shall issue to Gemini a new Note consistent with the foregoing provisions and evidencing Gemini’s right to convert such Note into Alternate Consideration.  The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of Section 5(e) of the note and ensuring that the note (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

A copy of the Securities Purchase Agreement was filed as an exhibit to a Form 8-K we filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2010.

None of the shares of our common stock which may be issued to Gemini upon conversion of the note are covered by this prospectus.

Risk Factors, Page 4

2.

Please add a risk factor in which you disclose the risks of your transaction with Gemini Master Fund, Ltd.

Response:

We have added a risk factor with respect to the Gemini transaction on Page 15 of the amended registration statement and reading as follows:

Shares of our common stock which may be issued upon the conversion of the Gemini Master Fund, Ltd. may dilute the ownership interests of our stockholders.

If Gemini Master Fund, Ltd. elects to convert our $150,000.00 convertible note into shares our common stock, our current stockholders would be subject to dilution of their interests.  Pursuant to the terms of the note, Gemini has agreed that it will not convert the note into more than 4.9% of our outstanding shares.  Gemini, as of May 25, 2010, may elect to convert the note into 4,076,087 shares, which number equals 2.6% of current outstanding shares.  However, if Gemini so elects, it may waive its self-imposed limitation and convert the note into a number so that its total ownership our common stock would exceed 4.9%.  For example, Gemini currently owns 5,533,162 shares of our common stock.  If Gemini elected to convert the entire $150,000.00 principal balance of the note into our shares on May 25, 2010, Gemini would own 9,609,249 shares of our common stock or 6.07% of our outstanding shares.

Management, Page 36

3.

Please revise that section to include Mr. Jesse Gonzales or please advise.

Response:

Jesse Gonzales is the same person as Richard Gonzales.  Please see “Management” beginning on Page 41 of the amended registration statement and reading as follows:

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning the directors and executive officers of San West as of the date of this prospectus:

Our directors and executive officers are:

Name	Age	Position(s)	Position(s) Held Since
Frank J. Drechsler	42	Chief Executive Officer, Chairman of the Board, Chief Financial Officer, and Secretary	2009
Richard Gonzales	31	Director	2010

The members of our board of directors are subject to change from time to time by the vote of the stockholders at special or annual meetings to elect directors.  The number of the directors may be fixed from time to time by resolution duly passed by our board.  Our board has fixed the number of our directors at two.

Each director will hold office for the term for which elected and until his successor is elected and qualified or until his earlier death, resignation or removal.  Vacancies and newly created directorships resulting from any increase in the number of authorized directors may generally be filled by a majority of the directors then remaining in office.  The directors elect officers annually.  There are no family relationships among our directors and officers.

We may employ additional management personnel, as our board of directors deems necessary.  We have not identified or reached an agreement or understanding with any other individuals to serve in management positions, but do not anticipate any problem in employing qualified staff.

A description of the business experience during the past several years for our directors and executive officer is set forth below.

Frank J. Drechsler has been our chief executive officer and one of our directors since our inception, and currently serves as our chief financial officer and corporate secretary.  Since 2002, Mr. Drechsler has been an officer and director of Krinner USA, Inc., a privately-held Nevada corporation (“Krinner”) which markets and sells Christmas tree stands designed in Germany.  Mr. Drechsler also works as a sales agent for Krinner but receives no compensation from Krinner when its products are sold on our online store.  Since July 2001, Mr. Drechsler has also been the president, secretary and a director of Finger Tip Drive, Inc., a Nevada corporation, which provides online computer data storage services.  From October 1998 to May 2001, Mr. Drechsler was the president and a director of Pacific Trading Post, Inc., a Nevada corporation, which marketed and sold products on the Internet within the outdoor sports industries, specifically in the areas of skate, surf and snow.  In January 1998, Mr. Drechsler co-founded and developed the business model for skatesurfsnow.com, where he was responsible for the day-to-day operations.  During 1997, Mr. Drechsler was self-employed as a consultant and helped start up companies develop sales and marketing programs.  From 1995 to December 1996, Mr. Drechsler was the international sales manager for Select Distribution.

Mr. Drechsler graduated from California State University, Fullerton with a Bachelor of Science degree in International Business in 1992.  Mr. Drechsler was previously an officer and director of Zowcom, Inc. a Nevada corporation, JPAL, Inc., a Nevada corporation, and Expressions Graphics, Inc., a Nevada corporation, all of which are reporting companies.  Mr. Drechsler is not an officer or director of any other reporting company.

Richard Gonzales has served as Air Traffic Controller for the Federal Aviation Administration and the U.S. Navy.  His education foundation is with Embry Riddle University with a Major in Professional Aeronautics and Minor in Airport Management.  Since 2004, Mr. Gonzales has focused on the market for on-line sales, particularly off-road and sport vehicles.

From 2005 to 2009, Mr. Gonzales opened and quickly grew www.countyimports.com a/k/a www.countrymotorsports.com to a multi million dollar sales enterprise that consisted of two brick and mortar locations, and one logistics warehouse as well as the second largest online motorsports entity in the market.  In 2009, Mr. Gonzales merged www.countyimports.com with the registrant.

Principal Stockholders, Page 43

4.

Please revise to include the beneficial ownership of Gemini Master Fund, Ltd. and Mr. Jesse Gonzales or please advise.

Response:

Jesse Gonzales is the same person as Richard Gonzales.  The beneficial ownership or Mr. Gonzales and Gemini Master Fund, Ltd has been disclosed as requested.  Please see “Principal Stockholders” on Page 48 of the amended registration statement and reading as follows:

PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of all shares of our common stock as of the date of this prospectus by:

•

Each person who owns beneficially more than five percent of the outstanding shares of our common stock;

•

Each director of San West;

•

Each named executive officer of San West; and

•

All directors and officers of San West as a group.

Name and Address of Beneficial Owner (1)	Number	Percent
Frank J. Drechsler (3)	30,011,780	18.97%
Richard Gonzales (5)	5,000,000	3.16%
All directors and officers as a group (two persons)	35,011,780	21.87%
Vladimir Cood	19,855,555	12.40%
Steven Warfield	9,333,333	5.83%
Gemini Master Fund, Ltd. (5)	9,609,249	6.00%

(1)

Unless otherwise indicated, the address for each of these stockholders is c/o San West, Inc., 10350 Mission Gorge Road, Santee, California 92069.  Also, unless otherwise indicated, each person named in the table above has the sole voting and investment power with respect to his shares of our common stock beneficially owned.

(2)

Beneficial ownership is determined in accordance with the rules of the SEC.  For purposes of calculating the percentage beneficially owned, the number of shares of our common stock deemed outstanding is 160,086,262 as of the date of this prospectus, including 154,246,540shares issued and outstanding and 5,839,722 shares due upon the conversion of certain promissory notes.

(3)

Mr. Drechsler is our chairman and chief executive officer.

(4)

Mr. Gonzales is one of our directors.

(5)

On February 4, 2010, San West entered into a Securities Purchase Agreement with Gemini Master Fund, Ltd., whereby we agreed to issue and sell, and Gemini agreed to purchase, upon the terms and conditions contained in the Securities Purchase Agreement, a convertible note in the amount of $150,000.00.  The note is due on February 1, 2011.  As of May 25, 2010, the note is convertible into 4,076,087 shares of our common stock, notwithstanding that Gemini, at its election, will only convert so much of the note so as to limit its ownership of our stock to no more than 4.9% of our outstanding common stock.  In addition to the note, Gemini, as of May 25, 2010, also owns 5,533,162 shares of our common stock, bringing Gemini potential ownership to 6.07% of our outstanding common stock.

As indicated in the table above, our executive officers and directors beneficially own, in the aggregate, 21.87 percent of our outstanding common stock.  As a result, these stockholders may, as a practical matter, be able to influence all matters requiring stockholder approval including the election of directors, merger or consolidation and the sale of all or substantially all of our assets.  This concentration of ownership may delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of our common stock.

Other than as stated herein, there are no arrangements or understandings, known to us, including any pledge by any person of our securities:

•

The operation of which may at a subsequent date result in a change in control of San West; or

•

With respect to the election of directors or other matters.

Selling Stockholder, Page 43

5.

Please revise this section to provide information as of a more recent date than January 4, 2010.

Response:

We have updated the information on the selling stockholder as of May 25, 2009.  Please see “Selling Stockholder” beginning on Page 49 of the amended registration statement and reading as follows:

SELLING STOCKHOLDER

Based upon information available to us as of May 25, 2010, the following table sets forth the name of the selling stockholder, the number of shares of common stock owned, the number of shares of common stock registered by this prospectus and the number and percent of outstanding shares that the selling stockholder will own after the sale of the registered shares, assuming all of the shares are sold.  The information provided in the table and discussions below has been obtained from the selling stockholder.  The selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares, all or a portion of the shares of common stock beneficially owned in transactions exempt from the registration requirements of the Securities Act.  As used in this prospectus, “selling stockholder” includes donees, pledges, transferees or other successors in interest selling shares of our common stock received from the named selling stockholder as a gift, pledge, distribution or other non sale-related transfer.

Provided, however, notwithstanding anything to the contrary in the Investment Agreement, in no event shall Dutchess be entitled to purchase that number of shares of our common stock, which when added to the sum of the number of shares of our common stock beneficially owned (as such term is defined under Section 13(d) and Rule 13d-3 of the Exchange Act), by Dutchess, would exceed 4.99 percent of the number of shares of our common stock outstanding on any Closing Date under the Investment Agreement, as determined in accordance with Rule 13d-1(j) of the Exchange Act.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Exchange Act.  Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

We previously entered into an Investment Agreement, effective June 28, 2004, with the selling stockholder to raise up to $10,000,000 through an equity line of credit.  On August 20, 2004 , we registered an aggregate of 38,000,000 shares of common stock under a registration statement on Form SB-2 for issuance and sale under that equity line of credit.  Pursuant to the Investment Agreement, the selling stockholder acquired 137,500 shares of our common stock in exchange for approximately $47,300 during January 2006, 607,500 shares for approximately $175,000 during March 2006, 110,100 shares for approximately $32,900 during April 2006, 31,000 shares for $4,900 during June 2006, 284,400 shares for $50,000 during July 2006, 878,500 shares for $145,300 during August 2006, 188,000 shares for $25,000 during September 2006, 246,400 shares for $31,000 during October 2006, 388,800 shares for $42,000 during November 2006, and 1,007,800 shares for approximately $90,300 during December 2006.  In addition, under that equity line of credit, we registered an aggregate of 20,000,000 shares of common stock under a registration statement on Form SB-2 on August 20, 2004, an aggregate of 35,337,091 shares of common stock under a registration statement on Form SB-2 on June 27, 2007, and an aggregate of 16,917,464 shares of common stock under a registration statement on Form S-1 on January 2, 2008.  Pursuant to the Investment Agreement, the selling stockholder acquired 557,166 shares of our common stock in exchange for approximately $6,908 during February 2008, 440,000 shares for approximately $5,460 during March 2008, 1,276,000 shares for approximately $13,398 in April 2008, 2,225,725 shares for approximately $23,573 in May 2008, 1,829,502 shares for approximately $17,380 in June 2008, 2,868,144 shares for approximately $19,905 in July 2008, 3,558,065 shares for approximately $22,133 in August 2008, 2,644,135 shares for approximately $14,783 in September 2008, and 349,200 shares for approximately $1,573 in October 2008.

In November 2006, we entered into a loan transaction with the selling stockholder, and issued to the selling stockholder a Promissory Note (the “First Note”) with a face value of $1,200,000, with net proceeds to us from the transaction of $1,000,000 and an imputed annual rate of interest of 43.278 percent.  The First Note matures on August 31, 2007.  Repayment of the face value will be made monthly in the amount of $120,000, plus 50 percent of any proceeds raised over $120,000 per month from puts issued by us as collateral.  Thirty such puts were issued and are to be used only in the case of a default under the terms of the loan agreement.  If the First Note’s face value is not paid off by maturity, we will be required to pay an additional 10 percent on the face value of the First Note, plus 2.5 percent per month, compounded daily, until the First Note is paid off.  We may be required to pay penalties if certain obligations under the First Note are not met.  If we raise financing of more than $2,000,000, the selling stockholder may require that we use the balance of any amount over $2,000,000 to pay any amounts due on the First Note.  We issued 500,000 Holder Shares, which will carry piggyback registration rights in the next registration statement that we file.  We will be required to issue an additional 500,000 shares each time an eligible registration statement is filed and the Holder Shares are not included.

In May 2007, we entered into a loan transaction with the selling stockholder and issued a Promissory Note (the “Second Note”) with a face value of $462,000.  The net proceeds from the transaction, approximately $385,000, will be used for general working capital.  Pursuant to terms of the Second Note, payments made to the selling stockholder in satisfaction of the Second Note shall be in an amount of the greater of 1) 100 percent of proceeds raised from puts given to the selling stockholder, exceeding a threshold amount of $120,000 per month, or $51,333.00 per month on the face amount of the Second Note.  The Second Note matures on April 15, 2008.  Repayment of the Second Note will be made monthly in the amount of:

•

100 percent of any proceeds raised over $120,000 per month from puts made pursuant to the Investment Agreement; or

•

$51,333.00, whichever is greater.

The payment shall be made on the 15th of each month or upon immediately available funds exceeding the threshold amount of proceeds raised from puts.  If we raise financing of more than $2,000,000, the selling stockholder may require that we use the balance of any amount over $2,000,000 to pay any amounts due on the Second Note.  If the Second Note is not paid in full by the maturity date, the face value of the Second Note will be increased by 10 percent as an initial penalty, and we will pay an additional 2.5 percent per month on the face value, compounded daily, until paid in full.  Upon each and every event of default (as defined in the Second Note).  The selling stockholder may also increase the face value of the Second Note by 10 percent and an additional 2.5 percent per month, compounded daily until the default is cured or the Second Note is paid in full.  The selling stockholder may also elect to stop any further funding of us (excluding the Equity Line of Credit), or may switch any residual amount of the face value of the Second Note not paid at maturity into a three-year convertible debenture.  This amount of indebtedness under the Second Note may not be reduced or relieved by our issuance of common shares under the Investment Agreement.

If the selling stockholder so chooses, we have 10 days to file a registration statement for the shares issuable upon conversion of the convertible debenture equal to 300 percent of the residual amount, plus interest and liquidated damages.  If we do not file the registration statement within 10 days, or the registration statement is not declared effective within 60 days, the residual amount will be increased by $5,000 per day.  Moreover, if we have an opportunity to accelerate the effectiveness of the registration statement but fails to do so, the residual amount will increase by $5,000 per day commencing the date the statement would have been declared effective.  The conversion rate will be the lesser of 50 percent of the lowest closing bid price for the previous 15 days or 100 percent of the lowest bid price for the preceding 20 days.  If the selling stockholder does not elect to convert the debenture into common stock prior to maturity, it will automatically be converted into shares upon maturity.  Finally, the selling stockholder may increase the monthly payment amount to fulfill the repayment of the residual amount.  If we do not cooperate, the selling stockholder may elect to increase the face value of the Note by 2.5 percent per day, compounded daily.

We do not intend to use the proceeds from the equity line agreement to repay the Dutchess notes and that we are currently exploring other sources to repay such notes and we believe we will have the same ability to repay the indebtedness with or without the funds from the equity line.

The Second Note also provides that we will not enter into any additional financing agreements without the selling stockholder’s express written consent.  We also may not file any registration statement which includes any of our common stock exceeding one million shares, including those on Form S-8 exceeding 800,000 shares, until the Second Note is paid in full or the selling stockholder gives written consent (the selling stockholder has agreed to allow one registration statement on Form S-1 not to exceed 25,000,000 shares as a shelf registration).  If we issue any shares to a third party while the Second Note is outstanding under terms the selling stockholder deems more favorable to the third party, the selling stockholder may elect to modify the terms to conform to the more favorable term or terms of the third party financing.  We have issued to the selling stockholder 250,000 shares of unregistered restricted common stock as an incentive for entering into the Second Note, and have paid closing costs and related expenses of $35,000 associated with the transaction.

On January 6, 2009, we entered into an Investment Agreement with the selling stockholder to raise up to an additional $10,000,000 through an equity line of credit.

On December 18, 2009, we entered into an Investment Agreement with the selling stockholder to raise up to an additional $10,000,000 through an equity line of credit.

The foregoing transactions with the selling stockholder did not have material impact on the market price of our common stock, although stock price usually decreases upon the occurrence of such a transaction.  Except as described above, to our knowledge, the selling stockholder has not had a material relationship with us during the last three years, other than as an owner of our common stock or other securities.

Beneficial Ownership of Common Shares Prior to this Offering			Number of Shares to be Sold Under this Prospectus (1)	Beneficial Ownership of Common Shares after this Offering
Selling Stockholder	Number of Shares	Percent of Class		Number of Shares (3)	Percent of Class
Dutchess Opportunity Fund, II, LP (4)	-0-	-0-	10,593,145 (2)	2,093,145	0.015

(1)

These numbers assume the selling stockholder sells all of its shares after the completion of the offering.

(2)

The number of shares set forth in the table represents an estimate of the number of common shares to be offered by the selling stockholder.  We have assumed the sale of all of the common shares offered under this prospectus will be sold.  However, as the selling stockholder can offer all, some or none of its common stock, no definitive estimate can be given as to the number of shares that the selling stockholder will offer or sell under this prospectus.

(3)

In addition to the shares to be issued pursuant to the Equity Line of Credit, we have issued to Dutchess $400,000 worth of our common stock, or 2,093,145 shares as a Commitment Fee.  The amount of shares to be issued was determined by dividing the amount of the Commitment Fee by the lowest closing Best Bid price of our common stock for the 10 Trading Days immediately preceding December 18, 2009, the date of the Investment Agreement.  Such shares are covered by the Registration Rights Agreement executed in connection with the Investment Agreement, and are covered by the registration statement with respect to this prospectus.

(4)

Douglas Leighton and Michael Novielli are the managing members of Dutchess Capital Management II, LLC, which is the general partner of Dutchess Opportunity Fund, II, LP, and share dispositive power over the shares.

Note N – Subsequent Events, Page F-23

6.

Please revise to clarify that the post-effective amendment filed on January 8, 2010 was withdrawn.

Response:

We have made the requested change to Note O, inasmuch as Note N referred to another matter.  Please see “Note O” on Page F-23 of the amended registration statement and reading as follows:

NOTE O – SUBSEQUENT EVENTS

On January 14, 2010, the Company issued 935,714 shares of restricted common stock in exchange for $65,500 which was received during the fourth quarter of 2009 and recorded as common stock payable as of December 31, 2009.

On January 14, 2010, the Company issued 250,000 shares of restricted common stock in exchange for the conversion of $15,000 of notes payable.

On February 22, 2010, the Company issued 4,000,000 shares of restricted common stock in exchange for the conversion of $40,000 of notes payable.

On March 1, 2010, the Company issued 10,000,000 shares of restricted common stock in exchange for the conversion of $100,000 of notes payable.

On March 17, 2010, the Company issued 5,000,000 shares of restricted common stock to Richard Gonzales, a new Company Director, for services valued at $467,500.

On January 8, 2010, the Company filed a Post-Effective Amendment No.1 to Form S-1 seeking to register for resale up to 8.5 million shares common stock by Dutchess Opportunity Fund, II, LP (See Note K, Investment Agreements above).  However, on February 16, 2010, San West requested the withdrawal of the registration statement, inasmuch as it was informed by the Commission that San West’s previous auditors, The Blackwing Group, LLC of Independence, Missouri, were no longer certified to conduct audits as required by rules and regulations of the Commission.  No securities were sold in connection with the registration statement.

Signatures, Page 65

7.

Please revise the second half of your signature page to include the signature of your principal accounting officer or comptroller.  Please refer to Form S-1.

Response:

We have made the requested change to the signature page.  Please see “Signatures” on Page 67 of the amended registration statement and reading as follows:

SIGNATURES

As required under the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Huntington Beach, California, on May 27, 2010.

SAN WEST, INC.

By  /s/ Frank J. Drechsler

    Frank J. Drechsler, Chief Executive Officer

By  /s/ Frank J. Drechsler

    Frank J. Drechsler, Principal Financial Officer

As required under the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

NAME	TITLE	DATE
/s/ Frank J. Drechsler Frank J. Drechsler	Chief Executive, Chairman of the Board, Principal Financial Officer, and Secretary	May 27, 2010

/s/ Richard Gonzales Richard Gonzales	Director	May 27, 2010

Please contact me, if you have any further comments or questions.

Very truly yours,

/s/ Frank J. Drechsler

Frank J. Drechsler,

Chief Executive Officer and
Principal Financial Officer